CW

02021843

UNITED STATES
; AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 45467

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2002 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

3/5/02 FV

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PFPC Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 Computer Drive
(No. and Street)

(City)	(State)	(Zip Code)
Westborough,	MA	01581

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig D. Stokarski (302) 791 - 3053
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name — *if individual, state last, first, middle name*)

Two Commerce Square, Suite 4000, 2001 Market Street, Philadelphia, PA 19103
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY
P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/21

OATH OR AFFIRMATION

I, Craig D. Stokarski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFPC Distributors, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Treasurer & Financial & Operations Principal

Title

Notary Public

EILEEN M. ALLEN
NOTARY PUBLIC
STATE OF DELAWARE
My Commission Expires Jan. 10, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PFPC Distributors, Inc.

Financial Statements and
Supplementary Information

For the Year ended December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia,
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Auditors

To the Stockholder and Board of Directors of
PFPC Distributors, Inc.

We have audited the accompanying statement of financial condition of PFPC Distributors, Inc. (the "Company") as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PFPC Distributors, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 15, 2002

PFPC Distributors, Inc.

Statement of Financial Condition

December 31, 2001

Assets		
Cash and cash equivalents	$	9,926,827
Investments at fair market value		382,863
Investment in subsidiaries		634,202
Accounts receivable, net of allowance for for doubtful accounts of $48,248		176,071
Income taxes receivable		154,792
Prepaid assets		683,586
Goodwill, net of accumulated amortization of $29,998		719,983
Other assets		71,072
Total assets	$	12,749,396
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable	$	3,382,431
Accrued expenses		238,772
Income taxes payable		113,393
Other liabilities		32,468
Total liabilities		3,767,064
Stockholder's equity:		
Common stock, $1 par value, 200,000 shares authorized; 4 shares issued and outstanding		4
Additional paid-in capital		7,289,079
Retained earnings		1,693,249
Total stockholder's equity		8,982,332
Total liabilities and stockholder's equity	$	12,749,396

The accompanying notes are an integral part of these financial statements.

PFPC Distributors, Inc.

Statement of Income

For the Year Ended December 31, 2001

Revenues:	
Distribution and service fees	$ 1,942,846
Investment income	548,022
Other income	22,043
Total revenues	2,512,911
Expenses:	
Employee compensation and benefits	587,077
Allocated support services	967,840
Professional and other services	795,803
General office expenses	190,442
Other expenses	62,251
Total expenses	2,603,413
Loss before income taxes	(90,502)
Income tax benefit	(23,075)
Net income	$ (67,427)

The accompanying notes are an integral part of these financial statements.

PFPC Distributors, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2001

	Common Stock		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balances at January 1, 2001	4	$ 4	$ 7,289,079	$ 2,260,676	$ 9,549,759
Net loss				(67,427)	(67,427)
Cash dividends paid				(500,000)	(500,000)
Balances at December 31, 2001	4	$ 4	$ 7,289,079	$ 1,693,249	$ 8,982,332

The accompanying notes are an integral part of these financial statements.

PFPC Distributors, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2001

Cash flows from operating activities:		
Net loss		$ (67,427)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Amortization of goodwill	$ 29,998	
Changes in assets and liabilities:		
Decrease in accounts receivable	114,574	
Increase in income taxes receivable	(154,793)	
Increase in investments, at fair market value	(116,902)	
Increase in prepaid expenses	(308,688)	
Decrease in other assets	69,498	
Decrease in payable to parent	(737,414)	
Increase in accounts payable	2,103,236	
Decrease in accrued expenses	(61,245)	
Increase in income taxes payable	57,729	
Decrease in other liabilities	(212,661)	
Total adjustments		783,332
Net cash provided by operating activities		715,905
Cash flows from investing activities:		
Earnings in unconsolidated subsidiaries		(4,756)
Contribution to unconsolidated subsidiaries		(500,000)
Acquisition, net of cash acquired		(76,213)
Net cash used by investing activities		(580,969)
Cash flows from financing activities:		
Dividend paid to parent		(500,000)
Net cash used by financing activities		(500,000)
Cash and cash equivalents at beginning of year		10,291,891
Cash and cash equivalents at end of year		$ 9,926,827
Supplemental cash flows disclosure:		
Income tax payments (paid to the Corp. and the Trust Co.)		$ 71,013

The accompanying notes are an integral part of these financial statements.

PFPC Distributors, Inc.

Notes to Financial Statements

December 31, 2001

1. Organization

PFPC Distributors, Inc. (the "Company") is a wholly-owned subsidiary of PFPC Inc. (the "Parent") and PFPC Trust Company (the "Trust Co.") and an indirect, majority-owned subsidiary of PNC Financial Services Group, Inc. (the "Corp."), a publicly traded company. The Company is a broker-dealer registered with the Securities and Exchange Commission, pursuant to Section 15(b) of the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc.

The Company's business includes acting as a consultant to investment companies in retailing and wholesaling mutual fund shares and selling shares to qualified retirement plans. The Company also provides both sales support services to registered representatives of broker/dealers which have entered into selling agreements with a mutual fund client of the Parent and administrative support services.

The Company has a fully-disclosed clearing arrangement with a registered clearing broker to introduce equity trades on behalf of retirement plans.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The carrying amounts reported in the balance sheet for cash and cash equivalents approximate fair values for those assets, primarily due to their short-term nature. For purposes of this disclosure only, cash equivalents consist entirely of investments in a money market mutual fund and totaled $8,167,499 at December 31, 2001.

Investments

Investments consist of shares of registered mutual fund investment companies at fair market value.

Revenue Recognition

Revenues from distribution and service fees are recognized in the period the service is rendered. Investment income is recognized when earned.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a member of consolidated groups for both state and federal income tax purposes and, accordingly, is included in the consolidated state and federal tax returns of the Trust Co. and the Corp., respectively. Income taxes are calculated as if the Company filed on a separate-return basis, and the amount of current state and federal taxes is remitted to the Corp.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results may differ from those estimates.

3. Business Combination

On January 2, 2001, the Company acquired all of the outstanding shares of Provident Distributors, Inc. ("PDI") for $1.3 million in cash. PDI served as a co-administrator and distributor for several mutual fund groups. This transaction was accounted for under the purchase method of accounting. Accordingly, the financial statements of the Company include the results of PDI subsequent to the acquisition date. The purchase price was allocated to the assets acquired and liabilities assumed based on their fair values on the date of purchase. The excess of purchase price over net assets acquired totaled $749,981. This excess will be accounted for as goodwill and will be amortized on a straight-line basis over 25 years.

4. Investments in Subsidiaries

The Company's subsidiaries are broker-dealers registered with the SEC and serve as administrators and distributors for various mutual funds. Investments in subsidiaries consisted of the following at December 31, 2001:

ABN AMRO Distribution Services (USA), Inc.	$35,550
BlackRock Distributors, Inc.	535,526
Offit Funds Distributor, Inc.	35,723
Northern Funds Distributors, LLC	27,403
Total Investments in Subsidiaries	$634,202

4. Investments in Subsidiaries (continued

The Company recognizes all distribution and service fees generated by the subsidiaries' operations and bears all expenses and assumes all liabilities of the subsidiaries.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2001, the Company had net capital of $6,338,497, which was $6,087,360 in excess of the required net capital of $251,137. The Company's resulting ratio of aggregate indebtedness to net capital was 0.59 to1.

6. Income Taxes

The benefit for income taxes is comprised of the following:

Federal	($20,050)
State	(3,025)
Total	($23,075)

The benefit for federal income taxes is different from the amount which would be provided by applying the federal statutory income tax rate of 35 percent to income before income taxes, primarily as a result of the nondeductability of goodwill for both federal and state income taxes.

7. Related Party and Client Concentration

Related party revenues of $377,217 were generated by providing administrative support services to an affiliated open-end investment company.

The Parent, the Corp. and certain other affiliates provide administrative, legal and other general support services which are allocated to the Company. For 2001, these allocations totaled $967,840.

7. Related Party and Client Concentration (continued)

Due to the many related party transactions, the Company's operating results and financial condition may have been significantly different had the Company been autonomous.

8. Adoption of New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, Statement 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

The Company will apply Statement 142 beginning in the first quarter of 2002. The Company will test goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 in the first quarter of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002. The Company has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

Supplementary Information

PFPC Distributors, Inc.

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2001

Net Capital:		
Stockholder's equity		$ 8,982,332
Deduction for nonallowable assets:		
Investment in subsidiaries		634,202
Accounts receivable		176,071
Income taxes receivable		154,792
Prepaid assets		683,586
Goodwill, net of $29,998 amortization		719,983
Other assets (less accrued investment income of $16,650)		54,422
Net capital before haircuts on securities positions		6,559,276
Haircuts on securities:		
Investment in money market mutual fund (2% of $8,167,499)		163,350
Investment in mutual funds (15% of $382,863)		57,429
Net capital		6,338,497
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable	$ 3,382,431	
Accrued expenses	238,772	
Income taxes payable	113,393	
Other liabilities	32,468	
Total aggregate indebtedness	$ 3,767,064	
Computation of Basic Net Capital Requirement:		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25,000)		251,137
Net capital in excess of required minimum		$ 6,087,360
Excess net capital @ 1000% (net capital less 10% of aggregate indebtedness)		$ 5,961,790
Ratio of aggregate indebtedness to net capital		0.59 to 1

Statement Pursuant to SEC Rule 17a-5(d)(4):

A reconciliation of the above computation to the computation of net capital under SEC Rule 15c3-1, as of December 31, 2001, filed by PFPC Distributors, Inc. in its FOCUS Part IIA Report, is not required, as the computations are not materially different.

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ____ [4335A]	____ [4335A2]	____ [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

This page is an excerpt from the FOCUS Part 11A Report filed by PFPC Distributors, Inc., as of December 31, 2001, evidencing the SEC rule section under which exemption from SEC Rule 15c3-3 is claimed.

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia,
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

To the Stockholder and The Board of Directors of
PFPC Distributors, Inc.

In planning and performing our audit of the financial statements of PFPC Distributors, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of the differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in accordance with accounting principals generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 15, 2002